WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

March 25, 2009

Ms. Lilyanna L. Peyser
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Custom Q, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-156611

Dear Ms. Peyser:

We have filed on EDGAR the above Amendment No. 2.  Attached are the responses addressing your comments.  Page numbers refer to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment 1

We have set forth the disclosure of no blank check company on the cover and in the Summary, as requested.

See pages 3 and 5.

Comment 2

The undertakings have been revised by adding the language to 5 as requested.

See page 40.

Comment 3

The $25,000 Note referred to in the prior filing and the $10,000 Note referred to in this filing are filed as exhibits.

See Exhibits 10.2 and 10.3.